Exhibit 4.35

THIS DEED is made on 4 April 2008

BY:

(1) NEW MINING C.I. (the “NMC”); and

(2) RANDGOLD RESOURCES (CÔTE D’IVOIRE) LIMITED (“RR”).

WHEREAS

The Parties entered into a joint venture agreement dated 13 January 1997 (the “Agreement”) establishing a joint venture with the object of securing prospective mineralogical areas and the conduct of prospecting activities within Côte d’Ivoire, with the aim of turning any discoveries made to account.

THE PARTIES AGREE AS FOLLOWS:

1.	INTERPRETATION
1.1	Terms defined in the Agreement shall, save to the extent they are amended by this deed and to the extent that the context otherwise requires, bear the same meaning in this deed.
1.2	In this deed:

“LIBOR” means the 3 month London Inter Bank Offered Rate as of 11.00 a.m. London time at the start of any interest period, as determined by RR; and

“Tongon Project” means the proposed mine development at Tongon, Côte d’Ivoire;

2.	AMENDMENTS TO THE AGREEMENT
2.1

In consideration of the payment by RR to NMC of US$2 million (such payment to be made by RR within 14 days of the execution of this deed), RR will acquire free from any encumbrance together with all accrued benefits and rights attached thereto, such number of shares in the Joint Venture held by NMC as will result in the respective Participating Interests of the Parties set out in clause 4.1 of the Agreement being (including in relation to the Tongon Project) amended as follows:

RR : 90 per cent.; and

NMC : 10 per cent.

2.2

To the extent that any further project in Côte d’Ivoire is secured by RR directly from the government or is secured by NMC for the benefit of the Joint Venture, NMC shall be permitted to acquire a 10 per cent. interest in such project on such terms as are agreed by the Parties at the time.

2.3

NMC shall have no right to participate in any project or opportunity in Côte d’Ivoire secured by RR via any third party or entered into between RR and any third party, including any government parastatal mining or exploration companies.

2.4

Notwithstanding clause 4.3 of the Agreement, NMC will be permitted to elect that RR provides its (NMC’s) share of the funding for the development of the Tongon Project (the “NMC Funding”), in which case:

(a)

RR will provide the NMC Funding on behalf of NMC which funding will accrue interest on the amount outstanding by NMC at an annual interest rate equivalent to LIBOR plus 2 per cent., provided that if RR elects to obtain third party funding for the project, then the interest rate will be the actual interest rate obtained for the project, including all related costs, plus 1%; and

(b)	the respective Participating Interests of the Parties shall be amended as follows:

RR : 93.34 per cent.;

NMC : 6.66 per cent.; and

(c)

50 per cent. of the income (after apportioning costs) produced by the Tongon Project which is attributable to NMC’s 6.66 per cent. Participating Interest, shall be applied in the repayment to RR of the NMC Funding, including accrued interest, and NMC shall be entitled to the remaining 50 per cent. ; and

(d)	clause 4 of the Agreement shall be construed accordingly.

3.	STATUS OF THE AGREEMENT

Except as varied by the terms of this deed, the Agreement will remain in full force and effect.

4.	ENTIRE AGREEMENT
4.1	The Parties acknowledge that this deed together with the Agreement constitute the entire agreement entered into between the Parties in relation to these matters.
4.2

If any of the provisions of this deed are inconsistent with or in conflict with any of the provisions of the Agreement then, to the extent of any such inconsistency or conflict, the provisions of this deed shall prevail.

5.	COUNTERPARTS

This deed may be executed in any number of counterparts which together shall constitute one agreement.

6.	THIRD PARTY RIGHTS

The Contracts (Rights of Third Parties) Act 1999 shall not apply to this deed and no person other than the parties to this deed shall have any rights under it.

7.	GOVERNING LAW AND JURISDICTION

This deed (and any dispute, controversy, proceedings or claim of whatever nature arising out of or in any way relating to this deed or its formation) shall be governed by and construed in accordance with English law, and the Parties submit to the exclusive jurisdiction of the courts of England in connection with any such dispute, controversy, proceedings or claim.

IN WITNESS whereof this deed has been executed as a deed on the date first above written.

EXECUTED as a DEED for and on behalf of NEW MINING C.I. acting by a director and its secretary/two directors:		) ) ) )	/s/ Emmanuel Oti 4 April 2008
Director

EXECUTED as a DEED for and on behalf of RANDGOLD RESOURCES (CÔTE D’IVOIRE) LIMITED acting by a director and its secretary/two directors:	) ) ) )	/s/ G.P. Shuttleworth 4 April 2008
Director
Director/Secretary